SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04033680

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Mortgage Funding Corporation	00001176320
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for June 29, 2004	333-115296
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A

(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
JUN 30 2004
THOMSON
FINANCIAL

112300
Sequoia HELOC Trust 2004-1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on June 28, 2004.

SEQUOIA MORTGAGE FUNDING
CORPORATION

By: ______________________
Name: Harold F. Zagunis
Title: Secretary

Exhibit Index

IN ACCORDANCE WITH RULE 311(J) REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA MORTGAGE FUNDING CORPORATION

Sequoia HELOC Trust 2004-1

Computational Materials

$[319,563,000]
Approximately

Sequoia HELOC Trust 2004-1

Home Equity Line of Credit
Asset Backed Notes

RWT Holdings, Inc.
Seller

Morgan Stanley Dean Witter Credit Corporation
Servicer

AMBAC Assurance Corporation
Credit Enhancer

Sequoia HELOC Trust 2004-1

Home Equity Line of Credit Asset Backed Notes
$319,563,000 (Approximate, Subject to Final Collateral)
Transaction Highlights

Class(1)	Description(1)	Expected Ratings (S&P/ Moody's)	Balance	Avg Life To Opt. Red./ Call/Mty(2)(3)	Modified Duration To Opt. Red./ Call/Mty(2)(3)(4)	Payment Window To Opt. Red./ Call/Mty(2)(3)	Day Count	Benchmark
A	AMBAC Wrapped AAA Asset Backed Notes	AAA/Aaa	$[319,563,000]	2.37 /2.66 / 2.79	2.33 / 2.59 / 2.71	07/04 – 04/09 / 07/04 – 04/11 / 07/04 – 01/14	Act/360	1-mo. LIBOR

Notes:
(1) Class sizes are subject to final collateral and rating agency approval and are subject to a +/-5% variance.
(2) The Notes are priced to the 10% Clean-Up Date.
(3) Based at the Prepayment and Draw Rate assumptions. See details below.
(4) Run at par

Trust: Sequoia HELOC Trust 2004-1

Seller: RWT Holdings, Inc.

Servicer: Morgan Stanley Dean Witter Credit Corporation

Depositor: Sequoia Mortgage Funding Corporation

Indenture Trustee: Wells Fargo Bank, N.A.

Owner Trustee: Wilmington Trust Company

Certificate Holders: Holders of either the Class L or Class O Certificates representing the equity interests in the Trust.

Manager(s): ***Morgan Stanley (sole manager)***

Rating Agencies: Moody's Investor Service and Standard & Poor's

Cut-Off Date: June 01, 2004.

Issue Date: June 15, 2004. The information presented in this Preliminary Term Sheet relates to the pool of revolving credit loans as of the Cut-Off Date. The aggregate principal balance of the revolving credit loans included in the pool was [$319,563,560] which includes any Additional Balances created from the Cut-Off Date until the close of business on June 15, 2004.

Expected Pricing Date: [June 22/23, 2004]. Priced to 10% Clean-Up Call Date.

Expected Closing Date: June 29, 2004 through DTC, Euroclear, and Clearstream.

Payment Dates: The 20th of each month (or the business day, thereafter), beginning July 20th, 2004.

Cut-Off Date Revolving credit Loans:	The combination of: (i) approximately 939 adjustable-rate, prime quality first lien revolving credit loans with an approximate aggregate unpaid balance as of the Issue Date of [$96,939,969]; (ii) approximately 4,480 adjustable-rate, prime quality second lien revolving credit loans with an approximate aggregate unpaid balance as of the Issue Date of [$222,623,590];
Pool Balance:	The aggregate principal balance of the revolving credit loans.
Transaction Structure:	84-month Managed Amortization Period (MAP) followed by Rapid Amortization Period (RAP) in which 100% of principal collections (reduced by the Principal Reduction Amount) are distributed to the Class A Noteholders.
Pricing Speed:	• Prepayment Rate: 40% CPR (Constant Prepayment Rate) • Draw Rate: 16% CDR (Constant Draw Rate)
Scheduled Final Payment Date:	Payment Date in December 2014
Insurer:	AMBAC Assurance Corporation ("AMBAC")
Optional Redemption:	The terms of the transaction allow for the Notes to be redeemed and/or retired once the Outstanding Class A Note Balance is equal to 20% or less of the original Class A Note Balance (the "***Optional Redemption Date***").
Clean Up Call:	The terms of the transaction allow for a purchase of the Mortgage Loans resulting in a termination of the trust and retirement of the Notes once the Outstanding Class A Note Balance is equal to 10% or less of the original Class A Note Balance (the "***Clean-Up Call Date***").
Step-up Coupon:	The margin on the Notes will double after the Clean-Up Call Date if the redemption is not exercised.
Net Funds Cap:	(i)All Interest Collections, less the sum of (a) the servicing fee, (b) owner and indenture trustee fees, (c) the policy premium due to Ambac and (d) beginning with the Distribution Date in January 2005, a minimum Excess Interest amount of 0.25% divided by 12 multiplied by the aggregate outstanding balance of the Notes over (ii) the aggregate outstanding balance of the Notes and the Class L Certificates, adjusted for an actual/360 basis.
Net Funds Cap Carry-Over Amount:	Net Funds Cap Carry-Over Amount will be payable to the Notes. The Net Funds Cap Carry-Over Amount will not be addressed by the ratings assigned to the Notes by the rating agencies.
Trust Tax Status:	Owner Trust.
ERISA Eligibility:	The Notes are expected to be ERISA eligible.
SMMEA Eligibility:	The Notes are **not** SMMEA eligible.

Credit Structure: *On each Payment Date, the Available Funds on the loans (net of the 0.50% servicing fee) will be used to pay the following amounts in the priority indicated:*

1. Indenture and Owner Trustee Fees;
2. Insurer Premium;
3. From remaining Interest Collections:
   A. During the Managed Amortization Period, concurrently, monthly interest, and any previously unpaid interest to the Class A Notes up to the remaining Note Holders Interest Distribution Amount, and to the Class L Certificate Holders, interest on any Additional Balance Contributed Amount up to the Class L Certificate Holders Interest Distribution Amount;
   B. During the Rapid Amortization Period, monthly interest, and any previously unpaid interest to the Class A Notes.
4. From Principal Collections (which are net of draws during the MAP) as follows:
   A. During the Managed Amortization Period, provided that the Seller's Certificate Pro-rata Test or Seller's Certificate Sequential Test is not met, sequentially as follows:
      1. To the Class L Certificate Holders, an amount equal to the Additional Balance Contributed Amount;
      2. To the Class A Notes, the Principal Collections less the Principal Reduction Amount for such Distribution Date;
   B. During the Rapid Amortization Period, from Principal Collections less the Principal Reduction Amount, to the Class A Note Holders.
5. Class A Overcollateralization Deficit Amounts attributable to current period realized losses;
6. Any outstanding amounts owed to the Insurer;
7. Any remaining Class A Overcollateralization Deficit;
8. Class A Overcollateralization Requirement;
9. Class A Net Funds Cap Carry-Over Amount; and
10. Certificate Holders, any remaining amounts.

During the Managed Amortization Period (MAP), principal collections (net of draws) will be allocated among the Class A Note and Class L Certificate Holders as described above. During the Rapid Amortization Period (RAP), all principal collections will be paid to the Class A Note Holders before the Class L Certificate Holders.

As of the Closing Date, the Class L Certificate Holders Interest will equal zero. To the extent principal draws exceed principal payments during the MAP, the Class L Certificate Holders Interest will increase by the amount of this differential. The Class L Certificate Holders Interest will grow by the amount of draws during the RAP.

Seller's Certificate Pro-rata Test: Beginning on the Distribution Date in January 2007, and during the Managed Amortization Period, if the Class L Certificate Balance is greater than 3.50% of the Aggregate Pool Balance, the Seller's Certificate Pro-rata Test will be deemed met.

If the Seller's Certificate Pro-rata test is met, principal collections during the Managed Amortization Period, allocable in 4(A) of the Credit Structure will be allocated concurrently, based on the Investor and Class L Certificate Holders Floating Allocation Percentages, to the Note Holders and Class L Certificate Holders.

Seller's Certificate Sequential Test: Beginning on the Distribution Date in January 2007, and during the Managed Amortization Period, if the Class L Certificate Balance is greater than 7.00% of the Aggregate Pool Balance, the Seller's Certificate Sequential Test will be deemed met. Once this test is met, it will be considered met for all subsequent Distribution Dates in the Managed Amortization Period.

If the Seller's Certificate Sequential Test is met, principal collections during the Managed Amortization Period, allocable in 4(A) of the Credit Structure will be allocated sequentially, to the Note Holders, and then to the Class L Certificate Holders.

Note Holders Interest: The Class A Note Holders will be entitled to receive monthly interest based on a 1-month LIBOR rate + [ ] on the outstanding balance of the related Notes subject to a Net Funds Cap for the related period.

Interest for the Class A Note Holders will be payable on an actual/360 day-count basis. Interest will accrue from and including the prior Payment Date to but excluding the next Payment Date. For the first Payment Date, interest will accrue from the Closing Date to the day prior to the next Payment Date.

MAP: For a period of approximately 84 months from the Closing Date through the Payment Date in June 2011, Class A Note Holders and Class L Certificate Holders shall receive the difference between aggregate principal collections and draws or additional balances created during the related collection period as described above.

The MAP may terminate earlier due to the occurrence of a Rapid Amortization Event.

RAP: Upon the completion of the MAP or upon the occurrence of a Rapid Amortization Event, Class A Note Holders shall receive all principal collections on the collateral until the Class A Notes are retired in full.

Rapid Amortization Events: The following will constitute Rapid Amortization Events:

1. Breach of representations and warranties or covenants in a material manner which continues unremedied for a specified period of time after written notice
2. Occurrence of certain events of bankruptcy, insolvency or receivership relating to the Seller or Trust.
3. Trust becomes subject to regulation as an investment company within the meaning of the Investment Company Act of 1940.
4. Failure to make a payment or deposit when due under the various Agreements within five business days.
5. A servicing default relating to the Servicer occurs under the Servicing Agreement.
6. Any draw on the insurance policy.
7. Trust is determined to be an association taxable as a corporation for federal income tax purposes
8. Any other event specified in the Indenture.

Additional Balances: During the Managed Amortization Period, the excess, if any, of the aggregate principal balance of draws for a Payment Date over (ii) Principal Collections with respect to such Payment Date.

Additional Balance Contributed Amount: The excess, if any, for all prior Payment Dates during the Managed Amortization Period, of (A) Additional Balances minus (B) amounts paid on previous Payment Dates in respect of any Additional Balance Contributed Amount.

Note Holders Interest Distribution Amount: During the MAP, the Investor Floating Allocation Percentage of the Interest Collections (net of servicing fees, indenture and owner trustee fees, and the Insurance Premium); 100% of Interest Collections (net of servicing fees indenture and owner trustee fees, and the Insurance Premium) thereafter.

Class L Certificate Holders Interest Distribution Amount: During the MAP, the Interest Collections (net of servicing fees, indenture and owner trustee fees, and the Insurance Premium) minus the Note Holders Interest Distribution Amount; 0.00 thereafter.

Investor Amount: The Investor Amount equals the initial principal amount of the Class A Notes issued minus the sum of (i) the Class A Principal Amount allocated in (4) of the Credit Structure for all prior Distribution Dates and (ii) Investor Liquidation Loss Amounts for all prior Distribution Dates.

Investor Floating Allocation Percentage: The percentage equivalent of a fraction, the numerator of which is the Investor Amount as of the end of the immediately preceding Payment Date and the denominator of which is the Pool Balance (at the beginning of the related Collection Period).

Class L Certificate Holders Interest: The Class L Certificate Holders Interest will comprise the Pool Balance (at the end of the related Collection Period) in excess of the Investor Amount.

Principal Reduction Amount: The lesser of (A) Principal Collections (net of draws during the MAP) and (B) the greater of (1) the excess, if any, of the Overcollateralization Amount over the Required Overcollateralization Amount for such Distribution Date and (2) zero.

Credit Enhancement:

Credit Enhancement consists of the following:

1. Excess Interest Collections
2. Overcollateralization Amount
3. AMBAC Financial Guaranty Insurance Policy

The AMBAC Financial Guaranty Insurance Policy will generally guarantee the timely payment of interest on the Class A Notes and the ultimate payment of the outstanding principal amount of the Class A Notes on the Scheduled Final Payment Date, December 2014. In addition, on any Payment Date, the policy will guarantee payment of principal on the Class A Notes equal to the amount by which the Class A Note Balance exceeds the Investor Amount.

On the later of (1) the Distribution Date in January 2007 or (2) the Distribution Date on which the Aggregate Balance of the Notes is equal to or less than one-half of the Original Investor Amount, and thereafter, the required overcollateralization amount will be equal to the lesser of (i) two times the initial overcollateralization target percent times the Investor Amount subject to a 0.50% floor and performance triggers, and (ii) the initial required overcollateralization amount.

Servicer Advances:

There will be no Servicer Advances.

Weighted Average Life and Maturity[1]
Sensitivity of the Notes to Prepayments and Draws

Class A

(Assumes 20% Optional Redemption)

		Prepayment Speeds (CPR%)									
% CPR HELOC		0.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%	45.0%	50.0%	60.0%
	Draw Rate %										
WAL (yrs)	0%	9.47	4.77	3.52	2.74	2.21	1.83	1.55	1.31	1.12	0.86
Maturity		02/2014	01/2014	08/2011	01/2010	12/2008	03/2008	08/2007	02/2007	09/2006	03/2006
Window		1-116	1-115	1-86	1-67	1-54	1-45	1-38	1-32	1-27	1-21
WAL (yrs)	10%	9.44	7.05	5.53	4.16	3.15	2.43	1.96	1.61	1.35	0.98
Maturity		01/2014	01/2014	01/2014	07/2012	11/2010	05/2009	06/2008	09/2007	03/2007	06/2006
Window		1-115	1-115	1-115	1-97	1-77	1-59	1-48	1-39	1-33	1-24
WAL (yrs)	15%	9.44	8.92	6.85	5.21	3.94	2.96	2.29	1.84	1.51	1.06
Maturity		01/2014	01/2014	01/2014	06/2013	02/2012	06/2010	02/2009	03/2008	07/2007	08/2006
Window		1-115	1-115	1-115	1-108	1-92	1-72	1-56	1-45	1-37	1-26
WAL (yrs)	16%	9.44	8.87	7.17	5.47	4.13	3.11	2.37	1.88	1.55	1.07
Maturity		01/2014	01/2014	01/2014	08/2013	05/2012	10/2010	04/2009	04/2008	08/2007	08/2006
Window		1-115	1-115	1-115	1-110	1-95	1-76	1-58	1-46	1-38	1-26
WAL (yrs)	20%	9.44	8.61	8.73	6.63	4.95	3.76	2.78	2.14	1.71	1.15
Maturity		01/2014	01/2014	01/2014	01/2014	12/2012	11/2011	02/2010	10/2008	12/2007	10/2006
Window		1-115	1-115	1-115	1-115	1-102	1-89	1-68	1-52	1-42	1-28
WAL (yrs)	25%	9.44	8.44	8.22	8.53	6.33	4.72	3.57	2.59	2.00	1.28
Maturity		01/2014	01/2014	08/2013	01/2014	07/2013	08/2012	08/2011	09/2009	07/2008	01/2007
Window		1-115	1-115	1-110	1-115	1-109	1-98	1-86	1-63	1-49	1-31
WAL (yrs)	30%	9.44	8.44	8.03	7.92	8.26	6.07	4.51	3.35	2.41	1.46
Maturity		01/2014	01/2014	05/2013	02/2013	09/2013	02/2013	05/2012	04/2011	05/2009	06/2007
Window		1-115	1-115	1-107	1-104	1-111	1-104	1-95	1-82	1-59	1-36

Notes: (1) Run to the Optional Redemption Date.

Weighted Average Life and Maturity[1]
Sensitivity of the Notes to Prepayments and Draws

Class A

(Assumes 10% Clean-Up Call)

		Prepayment Speeds (CPR%)									
% CPR HELOC		0.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%	45.0%	50.0%	60.0%
	Draw Rate %										
WAL (yrs)	0%	9.47	4.77	3.89	3.07	2.47	2.05	1.73	1.48	1.28	0.96
Maturity		02/2014	01/2014	01/2014	05/2012	10/2010	09/2009	11/2008	04/2008	10/2007	11/2006
Window		1-116	1-115	1-115	1-95	1-76	1-63	1-53	1-46	1-40	1-29
WAL (yrs)	10%	9.44	7.05	5.53	4.39	3.44	2.73	2.20	1.81	1.52	1.10
Maturity		01/2014	01/2014	01/2014	01/2014	10/2012	06/2011	02/2010	02/2009	05/2008	04/2007
Window		1-115	1-115	1-115	1-115	1-100	1-84	1-68	1-56	1-47	1-34
WAL (yrs)	15%	9.44	8.92	6.85	5.32	4.15	3.25	2.57	2.05	1.69	1.19
Maturity		01/2014	01/2014	01/2014	01/2014	07/2013	05/2012	01/2011	09/2009	10/2008	07/2007
Window		1-115	1-115	1-115	1-115	1-109	1-95	1-79	1-63	1-52	1-37
WAL (yrs)	16%	9.44	8.87	7.17	5.54	4.32	3.37	2.66	2.12	1.73	1.22
Maturity		01/2014	01/2014	01/2014	01/2014	08/2013	07/2012	04/2011	11/2009	11/2008	08/2007
Window		1-115	1-115	1-115	1-115	1-110	1-97	1-82	1-65	1-53	1-38
WAL (yrs)	20%	9.44	8.61	8.73	6.63	5.09	3.93	3.07	2.40	1.92	1.30
Maturity		01/2014	01/2014	01/2014	01/2014	11/2013	01/2013	01/2012	08/2010	05/2009	10/2007
Window		1-115	1-115	1-115	1-115	1-113	1-103	1-91	1-74	1-59	1-40
WAL (yrs)	25%	9.44	8.44	8.26	8.53	6.40	4.83	3.72	2.89	2.23	1.45
Maturity		01/2014	01/2014	11/2013	01/2014	01/2014	05/2013	08/2012	09/2011	03/2010	03/2008
Window		1-115	1-115	1-113	1-115	1-115	1-107	1-98	1-87	1-69	1-45
WAL (yrs)	30%	9.44	8.44	8.06	7.95	8.31	6.13	4.61	3.52	2.70	1.63
Maturity		01/2014	01/2014	07/2013	05/2013	01/2014	07/2013	01/2013	05/2012	05/2011	08/2008
Window		1-115	1-115	1-109	1-107	1-115	1-109	1-103	1-95	1-83	1-50

Notes: (1) Run to the Clean-Up Call Date.

Weighted Average Life and Maturity[1]
Sensitivity of the Notes to Prepayments and Draws

Class A

(Assumes no Optional Redemption or Clean-Up Call)

		Prepayment Speeds (CPR%)									
% CPR HELOC		0.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%	45.0%	50.0%	60.0%
	Draw Rate %										
WAL (yrs)	0%	9.47	4.78	3.89	3.20	2.66	2.24	1.90	1.62	1.40	1.06
Maturity		02/2014	02/2014	02/2014	02/2014	02/2014	01/2014	01/2014	05/2013	02/2012	04/2010
Window		1-116	1-116	1-116	1-116	1-116	1-115	1-115	1-107	1-92	1-70
WAL (yrs)	10%	9.44	7.05	5.53	4.39	3.53	2.88	2.37	1.98	1.66	1.21
Maturity		01/2014	02/2014	01/2014	01/2014	01/2014	01/2014	01/2014	12/2013	01/2013	02/2011
Window		1-115	1-116	1-115	1-115	1-115	1-115	1-115	1-114	1-103	1-80
WAL (yrs)	15%	9.44	8.92	6.85	5.32	4.19	3.35	2.71	2.22	1.84	1.31
Maturity		01/2014	01/2014	01/2014	01/2014	01/2014	01/2014	01/2014	12/2013	04/2013	08/2011
Window		1-115	1-115	1-115	1-115	1-115	1-115	1-115	1-114	1-106	1-86
WAL (yrs)	16%	9.44	8.87	7.17	5.54	4.35	3.46	2.79	2.28	1.89	1.33
Maturity		01/2014	01/2014	01/2014	01/2014	01/2014	01/2014	01/2014	12/2013	05/2013	09/2011
Window		1-115	1-115	1-115	1-115	1-115	1-115	1-115	1-114	1-107	1-87
WAL (yrs)	20%	9.44	8.61	8.73	6.63	5.10	3.99	3.17	2.55	2.08	1.43
Maturity		01/2014	01/2014	01/2014	01/2014	01/2014	01/2014	01/2014	11/2013	06/2013	01/2012
Window		1-115	1-115	1-115	1-115	1-115	1-115	1-115	1-113	1-108	1-91
WAL (yrs)	25%	9.44	8.44	8.27	8.53	6.40	4.88	3.78	2.98	2.38	1.58
Maturity		01/2014	01/2014	01/2014	01/2014	01/2014	01/2014	01/2014	09/2013	06/2013	05/2012
Window		1-115	1-115	1-115	1-115	1-115	1-115	1-115	1-111	1-108	1-95
WAL (yrs)	30%	9.44	8.44	8.08	7.96	8.31	6.16	4.65	3.58	2.79	1.78
Maturity		01/2014	01/2014	10/2013	07/2013	01/2014	01/2014	10/2013	08/2013	05/2013	08/2012
Window		1-115	1-115	1-112	1-109	1-115	1-115	1-112	1-110	1-107	1-98

Notes: (1) Run to Maturity.

Net Funds Cap Schedule(1)

Period	Distribution Date	Net Funds Cap (ACT/360)	Period	Distribution Date	Net Funds Cap (ACT/360)	Period	Distribution Date	Net Funds Cap (ACT/360)
0	Jun-04	0	40	Oct-07	17.27	80	Feb-11	17.30
1	Jul-04	4.84	41	Nov-07	16.72	81	Mar-11	19.18
2	Aug-04	16.76	42	Dec-07	17.29	82	Apr-11	17.35
3	Sep-04	16.76	43	Jan-08	16.74			
4	Oct-04	17.32	44	Feb-08	16.75			
5	Nov-04	16.76	45	Mar-08	17.92			
6	Dec-04	17.32	46	Apr-08	16.77			
7	Jan-05	16.52	47	May-08	17.34			
8	Feb-05	16.52	48	Jun-08	16.79			
9	Mar-05	18.29	49	Jul-08	17.36			
10	Apr-05	16.53	50	Aug-08	16.82			
11	May-05	17.08	51	Sep-08	16.83			
12	Jun-05	16.54	52	Oct-08	17.40			
13	Jul-05	17.09	53	Nov-08	16.85			
14	Aug-05	16.54	54	Dec-08	17.43			
15	Sep-05	16.55	55	Jan-09	16.88			
16	Oct-05	17.11	56	Feb-09	16.90			
17	Nov-05	16.56	57	Mar-09	18.72			
18	Dec-05	17.12	58	Apr-09	16.92			
19	Jan-06	16.57	59	May-09	17.50			
20	Feb-06	16.57	60	Jun-09	16.96			
21	Mar-06	18.35	61	Jul-09	17.54			
22	Apr-06	16.58	62	Aug-09	16.98			
23	May-06	17.14	63	Sep-09	17.00			
24	Jun-06	16.59	64	Oct-09	17.58			
25	Jul-06	17.15	65	Nov-09	17.03			
26	Aug-06	16.61	66	Dec-09	17.61			
27	Sep-06	16.61	67	Jan-10	17.06			
28	Oct-06	17.17	68	Feb-10	17.07			
29	Nov-06	16.63	69	Mar-10	18.92			
30	Dec-06	17.19	70	Apr-10	17.10			
31	Jan-07	16.64	71	May-10	17.69			
32	Feb-07	16.65	72	Jun-10	17.14			
33	Mar-07	18.44	73	Jul-10	17.73			
34	Apr-07	16.66	74	Aug-10	17.18			
35	May-07	17.22	75	Sep-10	17.19			
36	Jun-07	16.68	76	Oct-10	17.79			
37	Jul-07	17.24	77	Nov-10	17.23			
38	Aug-07	16.69	78	Dec-10	17.83			
39	Sep-07	16.70	79	Jan-11	17.28			

[1] Run to the Clean-Up Call Date assuming a prepayment rate of 40% CPR and a Draw Rate of 16% CDR, no losses, and with a Prime Rate of 20.00%.

Collateral Summary (as of the Issue Date)

Sequoia HELOC 2004-1	
Aggregate Principal Balance:	$319,563,560
Number of Mortgage Loans:	5,419
Average Outstanding Principal Bal:	$58,971
Average Outstanding Principal Bal (Discover loans):	$47,812
Average Outstanding Principal Bal: (Credit Corp loans)	$65,299
Avg. HELOC Credit Limit:	$113,816
Avg HELOC Credit Lim. Utilization Rate:	51.81%
Wtd Avg Coupon:	4.023%
Wtd Avg Margin:	0.023%
Wtd Avg Max Rate:	17.952%
Wtd Avg Std Rem Term:	116 months
Seasoning:	4 months
% Owner Occupied:	90.31%
State Concentration (>5%):	CA (26.18%) FL (10.08%) NJ (8.33%) NY (6.24%)
1st/2nd liens:	30.34% / 69.66%
Wtd Avg FICO:	724.6
% FICO below 750 (inc. N/A)	67.21%
% FICO below 700 (inc. N/A)	29.11%
% FICO below 650 (inc. N/A)	5.91%
Wtd Avg Combined LTV:	75.03%
% LTV > 80	53.25%
% LTV > 90	8.00%
%LTV > 100	0.13%